FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of November, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:  November 03 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 03 November 2005
                            3rd Quarter Results

Exhibit 99


                THIRD QUARTER RESULTS 2005 AND INTERIM DIVIDENDS

Continued progress towards improving competitiveness.

FINANCIAL HIGHLIGHTS
(unaudited)
  Third Quarter 2005          EUR million           Nine Months 2005
 Current Current Constant                       Current Current Constant
 rates   rates    rates                         rates   rates    rates
                          Continuing
                          operations:
10 224       4%       2%  Turnover             29 591       3%       2%
 1 594      (4)%     (6)% Operating profit      4 251      (6)%     (6)%
 1 453      (4)%     (5)% Pre-tax profit        3 835      (7)%     (7)%
 1 025     (11)%    (12)% Net profit from       2 776      (8)%     (8)%
                          continuing
                          operations

                          Total operations:
  1.46      25%      24%  EPS NV (Euros)         3.17       6%       6%
 21.86      25%      24%  EPS PLC (Euro cents)  47.49       6%       6%

Interim dividend of EUR0.66 per NV ordinary share and 6.77p per PLC ordinary share.

KEY FEATURES OF THE QUARTER

   -Underlying sales grew by 3.5%, entirely from volume.
   -Aggregate market shares are stable.
   -Cost saving programmes and an improved mix more than compensated for higher input costs.
   -The step-up in advertising and promotions continued in the quarter.
    Operating margin was 15.6%.
   -Total earnings per share grew by 25%, including a net profit of EUR448 million on the sale of UCI.

CHIEF EXECUTIVE'S COMMENT

This is now the fourth quarter of improved sales performance. I remain encouraged with the overall progress made in increasing competitiveness while driving cost efficiency.

The higher and more consistent weight of market investment behind our priorities is showing through in continued volume growth and stable market shares, with some gains in key battlegrounds. To date, there has been a pick-up in growth in Personal Care, in Developing and Emerging markets and from Vitality inspired innovation. However Western Europe remains difficult and we have not yet made the progress in restoring growth that we have elsewhere.

Our savings programmes are delivering well and, together with an improved mix, they have enabled us to fully offset the impact of higher input costs.

We are making good progress with the move to 'One Unilever' around the world, which will enable us to realise the potential of our scale in each country while simplifying the business.

The new organisation is sharpening attention on both consumer relevant innovation and our relationships with our customers. These changes will take time to gain full traction and are key to supporting future growth.

Patrick Cescau
Group Chief Executive
3 November 2005

Unilever has adopted International Financial Reporting Standards (IFRS). These apply to both the prior year comparators and the current year results. In addition, the condensed interim financial statements are now shown only at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. Further information on the impact of IFRS can be found on page 10 and on the Unilever website at www.unilever.com/ourcompany/investorcentre/.

In the following commentary sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals.

Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit.

THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS

Underlying sales grew by 3.5% in the quarter, with volume increasing by 3.6%. In the first nine months, underlying sales grew by 4.2%, including close to 1.5% from the additional days in the first quarter.

Turnover was 4.5% ahead in the quarter, benefiting by 2.4% from favourable currency movements and with a reduction of 1.5% from business disposals.

Operating margin was 15.6% in the quarter. The margin in the quarter was 1.4 percentage points lower than a year ago as a result of a higher level of advertising and promotional support for our brands. Savings programmes and an improved mix more than offset the impact of higher input costs. Net restructuring costs were at a similar level to last year.

For the first nine months, the operating margin was 14.4%, 1.3 percentage points below the same period last year. This was driven by a higher level of investment in advertising and promotions, and an impairment charge for Slim-Fast in the second quarter, partly offset by lower net restructuring costs.

Operating profit decreased by 4% in the quarter and by 6% for the year to date.

Net financing costs excluding pensions were unchanged in the quarter as the benefits of a lower level of net debt were offset by the effect of higher interest rates.

The tax rate was 29% in the quarter compared with a rate of 24% in the same period last year, which included a significant benefit from a number of non-recurring items.

Net profit from continuing operations decreased by 11% in the quarter and by 8% in the year to date with negligible impact from currency movements.

Net profit from discontinued operations included a gain of EUR448 million after tax on the disposal of Unilever Cosmetics International (UCI). Including this, total earnings per share increased by 25% in the quarter and is ahead by 6% in the first nine months.

CASH FLOW

Cash and cash equivalents increased by EUR0.5 billion during the first nine months of 2005, an increase of EUR0.9 billion over the same period last year. Net cash flow from operating activities, which is net of tax payments, was EUR2.8 billion for the nine months, a decrease of EUR0.6 billion on 2004. Of this decrease, EUR0.4 billion comes from a higher outflow for working capital in 2005 following a particularly low level achieved at the end of 2004. Operating profit excluding disposal profits and non-cash items such as impairments and depreciation was EUR0.2 billion lower.

Net cash flow from investing activities was EUR1.0 billion higher than last year, reflecting higher disposal receipts (including EUR0.6 billion from the sale of Prestige fragrances) and net movements in investments with maturity greater than three months. Net cash flow used in financing activities fell by EUR0.5 billion, reflecting an additional EUR0.5 billion used on dividends and purchases of treasury stock, offset by lower repayments of borrowings.

BALANCE SHEET

Goodwill and intangibles have increased by EUR1.1 billion since 1 January. Currency movements added EUR1.5 billion, offset by Slim-Fast impairment and disposals. Inventories and trade receivables were EUR1.4 billion higher, reflecting currency movements and the low position achieved at the end of 2004.

Net debt was EUR10.4 billion at the period end, a decrease of EUR0.8 billion from the start of the year. Purchases of treasury stock were EUR0.8 billion and the proceeds of business disposals (including UCI) EUR0.8 billion. The EUR1.4 billion reduction in net debt on conversion of the EUR0.05 preference shares was largely offset by adverse currency movements.

Total equity has increased by EUR3.2 billion since 1 January. Net profit added EUR3.2 billion and currency retranslation added EUR0.6 billion. Treasury stock, which is deducted from equity, was used for the conversion of the EUR0.05 preference shares. This reduced borrowings by EUR1.4 billion and increased equity by the same amount. Subsequent purchases of treasury stock and the 2004 dividend reduced equity by EUR0.8 billion and EUR1.2 billion respectively.

THIRD QUARTER PERFORMANCE BY REGION

EUROPE

Market conditions overall remain difficult. We continue to perform well in Central and Eastern Europe in growing markets. However in Western Europe our markets are flat.

Against this background, underlying sales for the region as a whole declined by 2.0% in the quarter, with a significant impact from pricing actions to improve competitiveness.

In Foods, savoury and dressings grew in the quarter, with important contributions from Vitality inspired innovations. However ice cream sales slowed in the latter part of the summer and declined markedly in the quarter. Nonetheless, over the full course of the ice cream season our market shares are slightly up both in impulse and take-home.

In Personal Care there was growth across all our main categories, driven by a strong performance in Central and Eastern Europe. In Home Care, sales in laundry were disappointing and we have lost market share, while household care grew in the quarter.

Across all our categories we are continuing to focus on ensuring that our brands are competitively priced and consistently supported. At the same time we are driving the organisational transformation to sharpen both innovation and the way we partner with customers.

Recent launches have included Knorr Vie shots, new products in the pro-activ heart health range, soups fortified with vitamins and low fat soups. In Personal Care we have introduced a Rexona sport variant in deodorants, Axe shower gel and Sunsilk hair styling products.

We have further improved our Home Care product range with launches that address specific consumer needs such as Domestos drain unblocker, Sun 4-in-1 dishwash and 'no-need-to-pre-treat' laundry detergents.

The operating margin was 17.0%. This was 2.5 percentage points lower than last year, reflecting higher advertising and promotional spend and a higher level of net restructuring cost.

For the first nine months the operating margin was 17.1%, compared with 16.9% in the same period last year.

THE AMERICAS

Our markets show good growth across most categories and countries. Underlying sales increased by 5% in the quarter, entirely coming from additional volume.

In the US, aggregate market shares in Home and Personal Care have recovered to the level of a year ago, and those in Foods are slightly ahead.

Growth in Personal Care across the region has been driven by good consumer response to our market initiatives, including Vitality innovation and consistent support. Laundry sales were flat in the quarter, with growth in Latin America offset by lower sales in the US.

North American foods sales were well up, boosted by growth ahead of the market in ice cream and continued good results from the extension of the Country Crock and Bertolli brands into new categories. Foods in Latin America had a slower quarter.

In the quarter the Dove 'cool moisture' range in the US was successfully extended into hand and body creams. Axe in the US has broadened from deodorants into body wash. In Latin America our brands have also been very successful in connecting with younger consumers through Rexona 'teens' and innovative communication for Axe.

In the US we have just launched all 'small and mighty' laundry detergent, offering the convenience of the same cleaning power in a small bottle. We have re-launched our Radiant laundry brands in Latin America delivering outstanding whiteness performance.

In Foods, we have been strengthening the Vitality credentials of our brands in the US with Promise heart health spread, Ragu organic and support for the anti-oxidant properties of Lipton teas. AdeS continues to build across Latin America with the distinctive nutrition benefits of 'soy with fruit'.

The operating margin in the quarter was 15.4%, 0.3 percentage points below last year's level. Increases in advertising and promotions and higher input costs were largely offset by cost savings and an improved mix.

For the first nine months the operating margin was 11.7%, compared with 15.9% in the same period last year, and including 3.7 percentage points from the impairment of Slim-Fast in the second quarter.

ASIA/AFRICA

Consumer demand across most of the region continues to be buoyant. We have been maintaining our position in competitive markets, with stable shares in aggregate.

The third quarter saw a further acceleration in underlying sales growth, to 11%, mostly from volume. Growth was broad based across Foods and Home and Personal Care categories and across countries.

A range of innovations have been introduced this year on both global and local platforms.

In skin in India, Lux has been strengthened with new soap bars from the global range, and an extensive promotional campaign celebrating 75 years of Lux in India. Innovations in Pond's included a new 'mud range' in China.

This year's extensive programme behind our hair brands, such as Sunsilk, Dove, Clinic, Clear and Lux Super Rich, is producing good results. This includes the launch of Dove hair in Indonesia, a Sunsilk summer range across South East Asia, a new variant for Lux Super Rich in China and a strengthened Sunsilk range across several key markets in Africa and the Middle East.

New formulations for our laundry products include improved whiteness delivery for Surf in Indonesia and a 'baby friendly' variant for Omo in Turkey.

In tea, we have substantially strengthened the Brooke Bond brand in India over the past year and are gaining share in packaged tea. Meanwhile, Lipton is benefiting from strong regional innovations, including Earl Grey and Green Tea variants in markets such as Turkey and Arabia.

The operating margin was 13.7%, 0.6 percentage points lower than last year as increased marketing investment and higher input costs were partly offset by savings programmes, some price increases and a better mix.

For the first nine months the operating margin was 13.4%, in line with the same period last year.

INTERIM DIVIDENDS

In accordance with the interim dividend policy, the interim dividend is set at 35% of last year's total dividend, based on the stronger of the two reporting currencies of our parent companies, Euro and Sterling, over the first nine months, which for this period was Euro. The interim dividend, to be paid on 2 December 2005, is therefore fixed at EUR0.66 per EUR0.51* ordinary share of Unilever N.V. The interim dividend is set at 6.77p per 1.4p ordinary share of Unilever PLC. The Unilever N.V. shares** will go ex-dividend on 4 November 2005 and the Unilever PLC shares will go ex-dividend on 16 November 2005.

    *This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.'s Articles of Association.
    **Unilever N.V. ordinary shares and Unilever N.V. depositary receipts for ordinary shares.




SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)
           Third Quarter                   EUR million                                    Nine Months
  2005    2004    Increase/                                                      2005      2004    Increase/
                  (Decrease)                                                                      (Decrease)
               Current  Constant                                                               Current  Constant
                 rates     rates                                                                 rates     rates
                                  Continuing operations:


10 224   9 784      4%        2%  Turnover                                      29 591   28 811      3%        2%

 1 594   1 662    (4)%      (6)%  Operating profit                               4 251    4 527    (6)%      (6)%
                                  After charging:
    (6)      -                    Impairment of Slim-Fast                         (359)       -

  (160)   (163)                   Net finance costs                               (466)    (493)
    21      39                     Finance income                                  122      117
  (167)   (185)                    Finance costs                                  (546)    (552)
   (14)    (17)                    Pensions and similar obligations                (42)     (58)
    14      13                    Share in net profit/(loss) of joint ventures      32        31
     2       -                    Share in net profit/(loss) of associates          (6)        2
     3       3                    Other income from non-current investments         24        35

 1 453   1 515    (4)%      (5)%  Profit before taxation                         3 835     4 102   (7)%      (7)%
  (428)   (365)                   Taxation                                      (1 059)   (1 084)

 1 025   1 150   (11)%     (12)%  Net profit from continuing operations          2 776     3 018   (8)%      (8)%

   449      24                    Net profit from discontinued operations          463        28
 1 474   1 174     26%       25%  Net profit for the period                      3 239     3 046     6%        7%

                                  Attributable to:
    57      45                     Minority interests                              157       147
 1 417   1 129     26%       25%   Shareholders' equity                          3 082     2 899     6%        6%
                                  Combined earnings per share
                                  From total operations
  1.46    1.17     25%       24%   Per EUR 0.51 ordinary NV share (Euros)         3.17      2.99     6%        6%
 21.86   17.49     25%       24%   Per 1.4p ordinary PLC share (Euro cents)      47.49     44.79     6%        6%

                                   Per EUR 0.51 ordinary NV share - diluted
  1.41    1.12     26%       26%   (Euros)                                        3.07      2.87     7%        7%
                                   Per 1.4p ordinary PLC share - diluted
 21.18   16.78     26%       26%   (Euro cents)                                  46.03     42.98     7%        7%

                                   From continuing operations
  1.00    1.14   (13)%     (14)%   Per EUR 0.51 ordinary NV share (Euros)         2.69      2.96   (9)%      (9)%
 14.93   17.13   (13)%     (14)%   Per 1.4p ordinary PLC share (Euro cents)      40.35     44.36   (9)%      (9)%

                                   Per EUR 0.51 ordinary NV share - diluted
  0.97    1.10   (12)%     (13)%   (Euros)                                        2.61      2.84   (8)%      (8)%

                                   Per 1.4p ordinary PLC share - diluted
 14.48   16.43   (12)%     (13)%   (Euro cents)                                  39.12     42.57   (8)%      (8)%




STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

EUR million                                                Nine Months
                                                         2005     2004

Fair value gains/(losses) on financial instruments and
cash flow hedges net of tax                                21      n/a
Actuarial gains/(losses) on pension schemes net of tax     14      (99)
Currency retranslation gains/(losses) net of tax          638       34

Net income/(expense) recognised directly in equity        673      (65)

Net profit for the period                               3 239    3 046

Total recognised income and expense for the period      3 912    2 981

Attributable to:
Minority interests                                        200      147
Shareholders' equity                                    3 712    2 834

BALANCE SHEET
(unaudited)

EUR million                         As at         As at          As at
                                1 October   31 December   25 September
                                     2005          2004           2004

Non-current assets
Goodwill and intangible assets     17 959        17 007         18 806
Property, plant and equipment       6 513         6 181          6 508
Pension asset for funded
schemes in surplus                    749           625            747
Deferred tax assets                 1 520         1 491          1 305
Other non-current assets            1 207         1 064          1 098
Total non-current assets           27 948        26 368         28 464

Assets held for sale                  133           n/a            n/a

Current assets
Inventories                         4 319         3 756          4 180
Trade and other receivables due
within one year                     5 082         4 131          4 818
Financial assets                      356         1 013          1 005
Cash and cash equivalents           2 061         1 590          1 662
Total current assets               11 818        10 490         11 665

Current liabilities
Borrowings due within one year    (6 101)       (5 155)        (5 677)
Trade payables and other
current liabilities               (8 400)       (8 232)        (8 497)
Total current liabilities        (14 501)      (13 387)       (14 174)
Net current assets/
(liabilities)                     (2 683)       (2 897)        (2 509)
Total assets less current
liabilities                       25 398        23 471         25 955

Non-current liabilities
Borrowings due after one year       6 823         6 893          8 692
Pension liability for funded
schemes in deficit                  2 341         2 291          2 287
Pension liability for unfunded
schemes                             4 048         3 788          3 630
Deferred tax liabilities              807           789          1 125
Restructuring and other
provisions                          1 364         1 364            814
Other non-current liabilities         779           717            797
Total non-current liabilities      16 162        15 842         17 345

Liabilities held for sale              14           n/a            n/a

Equity
Shareholders' equity                8 813         7 264          8 236
Minority interests                    409           365            374
Total equity                        9 222         7 629          8 610
Total capital employed             25 398        23 471         25 955


MOVEMENTS IN EQUITY
(unaudited)
EUR million                                               Nine Months
                                                        2005      2004

Equity at 31 December 2004                             7 629       n/a
IFRS transition adjustment for financial instruments
(including preference shares)                        (1 564)       n/a
Equity at 1 January                                    6 065     7 175
Total recognised income and expense for the period     3 912     2 981
Dividends                                            (1 229)   (1 140)
Conversion of preference shares                        1 380         -
(Purchase)/sale of treasury stock                       (800)     (353)
Share option credit                                      124       174
Dividends paid to minority shareholders                 (166)     (181)
Currency retranslation gains/(losses) net of tax         (64)      (17)
Other movements in equity                                  -       (29)
Equity at the end of the period                        9 222     8 610

CASH FLOW STATEMENT
(unaudited)

EUR million                                               Nine Months
                                                        2005      2004

Operating activities
Cash flow from operating activities                    4 009     4 493
Income tax paid                                      (1 205)   (1 106)
Net cash flow from operating activities                2 804     3 387

Investing activities
Interest received                                        156        77
Net capital expenditure                                 (509)     (591)
Acquisitions and disposals                               740       100
Other investing activities                               354       129
Net cash flow from/(used in) investing activities        741      (285)

Financing activities
Dividends paid on ordinary share capital              (1 229)   (1 120)
Interest and preference dividends paid                  (472)     (473)
Change in borrowings and finance leases                 (333)   (1 352)
Purchase of own shares                                  (800)     (337)
Other financing activities                              (165)     (175)
Net cash flow from/(used in) financing activities     (2 999)   (3 457)

Net increase/(decrease) in cash and cash equivalents     546      (355)

Cash and cash equivalents at the beginning of the
year                                                   1 406     1 428

Effect of foreign exchange rate changes                 (142)      388

Cash and cash equivalents at the end of period         1 810     1 461

ANALYSIS OF NET DEBT
(unaudited)

EUR million                                          As at       As at
                                                 1 October   1 January
                                                      2005        2005

Cash and cash equivalents as per cash flow
statement                                            1 810       1 406
Add: bank overdrafts deducted therein                  252         184
Less: cash and cash equivalents in assets/
liabilities held for disposal                          (1)         (8)
Cash and cash equivalents as per balance sheet       2 061       1 582
Financial assets                                       356         533
Borrowings due within one year                     (6 101)     (6 448)
Borrowings due after one year                      (6 823)     (7 221)
Derivatives and finance leases included in other
receivables and other liabilities                       88         369
Net debt at the end of the period                 (10 419)    (11 185)


GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Third Quarter
EUR million                  Europe    Americas    Asia/Africa     Total

Turnover
2004                        4 267       3 091          2 426     9 784
2005                        4 094       3 410          2 720    10 224
Change                       (4.1)%      10.3%          12.1%      4.5%
Impact of:
Exchange rates                0.2%        5.5%           2.1%      2.4%
Acquisitions                  0.1%        0.0%           0.0%      0.1%
Disposals                    (2.4)%      (0.3)%         (1.3)%    (1.5)%
Underlying sales growth      (2.0)%       4.9%          11.2%      3.5%
Price                        (1.4)%       0.0%           1.6%     (0.1)%
Volume                       (0.6)%       4.9%           9.5%      3.6%

Operating profit/(loss)
2004                          830         486            346     1 662
2005                          696         527            371     1 594
Change current rates        (16.3)%       8.4%           7.4%     (4.2)%
Change constant rates       (16.4)%       4.2%           5.3%     (5.9)%

Operating margin
2004                         19.5%       15.7%          14.3%     17.0%
2005                         17.0%       15.4%          13.7%     15.6%

Continuing operations - Nine Months
EUR million                  Europe    Americas    Asia/Africa     Total

Turnover
2004                       12 518       9 136          7 157    28 811
2005                       12 269       9 658          7 664    29 591
Change                       (2.0)%       5.7%           7.1%      2.7%
Impact of:
Exchange rates                0.2%        1.1%          (0.7)%     0.3%
Acquisitions                  0.2%        0.0%           0.0%      0.1%
Disposals                    (2.5)%      (0.8)%         (1.8)%    (1.8)%
Underlying sales growth       0.1%        5.5%           9.8%      4.2%
Price                        (1.1)%       0.3%           1.2%     (0.1)%
Volume                        1.2%        5.2%           8.6%      4.3%

Operating profit/(loss)
2004                        2 114       1 455            958     4 527
2005                        2 094       1 133          1 024     4 251
Change current rates         (1.0)%     (22.2)%          6.8%     (6.1)%
Change constant rates        (1.1)%     (23.6)%          8.4%     (6.3)%

Operating margin
2004                         16.9%       15.9%          13.4%     15.7%
2005                         17.1%       11.7%          13.4%     14.4%

Operating profit/(loss) of discontinued operations - Third Quarter
EUR million   Europe         Americas           Asia/Africa        Total

2004            17               14                    (1)          30
2005            (1)               -                     1            -

Operating profit/(loss) of discontinued operations - Nine Months
EUR million   Europe         Americas           Asia/Africa        Total

2004             4               38                     1           43
2005             1               20                     1           22


CATEGORY ANALYSIS
(unaudited)
Continuing operations - Third Quarter
               Savoury     Spreads             Ice cream                         Home       Home
                   and         and                   and                         care        and
             dressings     cooking                frozen             Personal     and   Personal
EUR million               products   Beverages     foods     Foods       care   other       Care      Total

Turnover
 2004            1 965       1 110         742     1 814     5 631      2 465   1 688      4 153      9 784
 2005            2 051       1 079         764     1 799     5 693      2 760   1 771      4 531     10 224
Change            4.3%      (2.8)%        3.0%    (0.8)%      1.1%      12.0%    4.9%       9.1%       4.5%
Impact of:
Exchange rates    2.5%        1.7%        2.6%      1.3%      2.0%       2.6%    3.5%       2.9%       2.4%
Acquisitions      0.0%        0.0%        0.1%      0.3%      0.1%       0.0%    0.0%       0.0%       0.1%
Disposals       (2.6)%      (3.8)%      (1.5)%     (0.9)%   (2.1)%     (0.3)%  (0.9)%     (0.6)%     (1.5)%
Underlying
sales growth      4.5%      (0.7)%        1.8%     (1.4)%     1.2%       9.5%    2.3%       6.6%       3.5%

Operating
profit/(loss)
 2004              320         195          97      364       976        494     192        686      1 662
 2005              297         200         111      325       933        496     165        661      1 594
Change current
rates           (7.3)%        2.3%       14.7%    (10.9)%   (4.6)%       0.4% (13.9)%     (3.6)%     (4.2)%
Change
constant rates  (9.6)%        2.1%       18.0%    (11.9)%   (5.4)%     (2.5)% (17.3)%     (6.6)%     (5.9)%

Operating margin
 2004            16.3%       17.6%       13.1%      20.1%    17.4%     20.0%    11.4%      16.5%      17.0%
 2005            14.5%       18.5%       14.6%      18.0%    16.4%     17.9%     9.3%      14.6%      15.6%

Continuing operations - Nine Months

               Savoury     Spreads             Ice cream                         Home       Home
                   and         and                   and                         care        and
             dressings     cooking                frozen             Personal     and   Personal
EUR million               products   Beverages     foods     Foods       care   other       Care      Total

Turnover
 2004            5 919       3 254       2 249     5 068    16 490      7 219   5 102     12 321     28 811
 2005            6 064       3 173       2 254     5 152    16 643      7 733   5 215     12 948     29 591
Change            2.4%      (2.5)%        0.3%      1.7%      0.9%       7.1%    2.2%       5.1%       2.7%
Impact of:
Exchange rates    0.6%        0.6%      (0.1)%    (0.1)%      0.3%     (0.2)%    0.8%       0.2%       0.3%
Acquisitions      0.0%        0.0%        0.1%      0.4%      0.1%       0.0%    0.0%       0.0%       0.1%
Disposals       (2.3)%      (5.3)%      (1.3)%    (1.3)%    (2.4)%     (0.5)%  (1.4)%     (0.9)%     (1.8)%
Underlying
sales growth      4.2%        2.3%        1.6%      2.7%      3.0%       7.9%    2.8%       5.8%       4.2%

Operating
profit/(loss)
 2004            1 002         544        297       771      2 614     1 287      626      1 913      4 527
 2005            1 009         590       (44)       797      2 352     1 353      546      1 899      4 251
Change current
rates             0.7%        8.4%    (114.7)%     3.3%    (10.0)%      5.1%  (12.9)%     (0.8)%     (6.1)%
Change
constant rates    0.4%        8.8%    (117.5)%     3.3%    (10.4)%      5.6%  (13.5)%     (0.7)%     (6.3)%

Operating margin
 2004             16.9%      16.7%       13.2%    15.2%      15.9%     17.8%    12.3%      15.5%      15.7%
 2005             16.6%      18.6%      (1.9)%    15.5%      14.1%     17.5%    10.5%      14.7%      14.4%

Discontinued operations
Operating profit of discontinued operations for the third quarter of 2005 was EUR0 million (2004: EUR30 million), and operating profit for the nine months was EUR22 million (2004: EUR43 million). These amounts relate wholly to the Personal Care category.

NOTES
(unaudited)

Adoption of IFRS
Unilever adopted International Financial Reporting Standards (IFRS) with effect from 1 January 2005. This includes the early adoption of IAS 19 (revised 2004) on employee benefits. Our transition date is 1 January 2004 as this is the start date of the earliest period for which we will present full comparative information under IFRS in our 2005 Annual Report and Accounts.

These condensed interim financial statements have been prepared in accordance with IAS 34. The financial information is prepared under the historical cost convention as modified by the revaluation of biological assets, financial assets 'available-for-sale investments' and 'at fair value through profit or loss', and derivatives.

IFRS 1 mandates that most IFRS are applied fully retrospectively, meaning that the opening balance sheet at 1 January 2004 is restated as if those accounting policies had always been applied. There are certain limited exemptions to this requirement. A reconciliation from old GAAP to IFRS of the balance sheet as at 25 September 2004 and the income statements for the quarter and the nine months period then ended is given on page 12 to 14. A more detailed review of the changes to our accounting policies and a reconciliation of financial statements from old GAAP to IFRS is available on our website at www.unilever.com/ourcompany/investorcentre/.

From 1 January 2005 Unilever implemented the following additional changes in accounting policies. These changes are applied prospectively from 1 January 2005.

Financial instruments (including preference shares)

From 1 January 2005 Unilever has applied IAS 32 and IAS 39. These standards have many detailed consequences, however the key areas of impact for Unilever are described below.

Under IAS 32, Unilever must present the NV preference share capital as a liability rather than as part of equity. All of the dividends paid on these preference shares are recognised in the income statement as interest expense. The carrying value of the preferential share capital of NV as at 1 January 2005 was EUR1 502 million.

IAS 39 requires certain non-derivative financial assets to be held at fair value with unrealised movements in fair value recognised directly in equity. Non-derivative financial liabilities continue to be measured at amortised cost, unless they form part of a fair value hedge accounting relationship when they are measured at amortised cost plus the fair value of the hedged risk.
IAS 39 requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. The standard also places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology. As a result Unilever recognises all derivative financial instruments on balance sheet at fair value and applies the new hedge accounting methodology to all significant qualifying hedging relationships.

Non-current assets and asset groups held for sale

Application of IFRS 5 resulted in reclassifications of non-current assets and asset groups held for sale in the balance sheet as at 1 January 2005. It did not significantly affect the asset values themselves.

Turnover definition

From 1 January 2005 Unilever changed its treatment of promotional couponing and trade communications. From 1 January 2005 these costs are deducted from turnover together with other trade promotion costs which are already deducted from turnover. Comparatives have been restated to reflect this change, which has no impact on operating profit or net profit.

Issuances and repayments of debt

On 11 July 2005 we repaid on maturity Swiss Franc denominated 3.375% bonds amounting to CHF 500 million, and on 29 September 2005 we issued Euro denominated 3.375% bonds amounting to EUR 750 million with a maturity date of 2015.

Share buy-back

On 3 October 2005 Unilever announced the commencement of a share buy-back programme of up to EUR500 million aggregate market value in shares in the capital of Unilever N.V. and/or Unilever PLC. This is in addition to the replenishment by Unilever NV of treasury shares used for the conversion of its EUR0.05 preference shares, announced in February 2005, under which 14.2 million shares had been bought back as at 30 September 2005.

Discontinued operations

Following the announcement of the disposal of UCI, results for this business have been presented in our income statement as discontinued operations, in line with the requirements of IFRS 5. The amount reported for the year to date represents the profits and losses arising on these operations during the nine months of 2005 together with the profit of EUR448 million arising on disposal.

Basic earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.46 for the quarter and EUR0.48 for the year to date (2004:
EUR0.03 in both cases). Diluted earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.44 for the quarter and EUR0.46 for the year to date (2004: EUR0.02 and EUR0.03 respectively).

Basic earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 6.93 Euro cents for the quarter and 7.14 Euro cents for the year to date (2004: 0.36 Euro cents and 0.43 Euro cents respectively). Diluted earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 6.70 Euro cents for the quarter and 6.91 Euro cents for the year to date (2004: 0.35 Euro cents and 0.41 Euro cents respectively).

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the first nine months were EUR(79) million, EUR629 million and EUR0 million respectively (2004: EUR(4) million, EUR(1) million and EUR0 million).

Exchange rate conventions

The income statement on page 5, the statement of recognised income and expense on page 6, the movements in equity and the cash flow statement on page 7 are translated at rates current in each period.

The balance sheet on page 6 and the analysis of net debt on page 7 is translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre/.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2004 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.


Reconciliation of profit for the nine months ended 25 September 2004
(unaudited)
                                 Previously Goodwill and   Software   Biological  Pensions and  Deferred tax
                                   reported   indefinite                  assets       similar   restatement
                                  under old        lived                           obligations        effect
                                       GAAP   intangible
                                                  assets
                               EUR million    EUR million  EUR million  EUR million  EUR million  EUR million


Turnover                             30 133            -          -            -             -             -

Turnover of joint ventures             (147)           -          -            -             -             -

Operating costs                     (26 238)         785         31            7             -             -

Share of operating profit of             35            -          -            -             -             -
joint ventures

Operating profit/(loss)               3 783          785         31            7             -             -

Share of operating profit of             34            5          -            -             -             -
associates
Finance costs                          (469)           -          -            -             -             -
Other finance income/(cost) -           (61)           -          -            -             2             -
pensions and similar
obligations
Share of net profit of joint              -            -          -            -             -             -
ventures
Share of net profit of                    -            -          -            -             -             -
associates
Income from other non-current            26            -          -            -             9             -
investments

Profit/(loss) before taxation         3 313          790         31            7            11             -

Taxation                             (1 040)         (35)        (8)          (2)           (3)          (18)

Profit/(loss) for the period          2 273          755         23            5             8           (18)

Attributable to:

Minority interests                      142            2          1            2             -             -
Shareholders' equity                  2 131          753         22            3             8           (18)

Reconciliation of profit for the nine months ended 25 September 2004
(unaudited) Cont/...


                                         Tax       Joint  Dividends     Other       Total       Change  Restated
                               reclassifying    ventures                        effect of  relating to     under
                                      effect         and                       transition     turnover      IFRS
                                              associates                          to IFRS   definition
                                EUR million  EUR million EUR million EUR million EUR million EUR million EUR million


Turnover                                   -        (147)         -         -        (147)        (803)   29 183

Turnover of joint ventures                 -         147          -         -         147            -         -

Operating costs                            -           -          -         -         823          803   (24 612)

Share of operating profit of               -         (35)         -         -         (35)           -         -
joint ventures

Operating profit/(loss)                    -         (35)         -         -         788            -     4 571

Share of operating profit of               -         (39)         -         -         (34)           -         -
associates
Finance costs                              -          35          -         -          35            -      (434)
Other finance income/(cost)-               -           -          -         -           2            -       (59)
pensions and similar
obligations
Share of net profit of joint               -          31          -         -          31            -        31
ventures
Share of net profit of                     -           2          -         -           2            -         2
associates
Income from other                          -           -          -         -           9            -        35
non-current investments

Profit/(loss) before                       -          (6)         -         -         833            -     4 146
taxation

Taxation                                   -           6          -         -         (60)           -    (1 100)

Profit/(loss) for the period               -           -          -         -         773            -     3 046

Attributable to:

Minority interests                         -           -          -         -           5            -       147
Shareholders' equity                       -           -          -         -         768            -     2 899





Reconciliation of profit for the third quarter ended 25 September 2004
(unaudited)
                                 Previously Goodwill and   Software   Biological  Pensions and  Deferred tax
                                   reported   indefinite                  assets       similar   restatement
                                  under old        lived                           obligations        effect
                                       GAAP   intangible
                                                  assets
                                EUR million  EUR million  EUR million EUR million  EUR million   EUR million


Turnover                             10 260            -          -            -             -             -

Turnover of joint ventures              (51)           -          -            -             -             -

Operating costs                      (8 787)         262          4            5             -             -

Share of operating profit of             15            -          -            -             -             -
joint ventures

Operating profit/(loss)               1 437          262          4            5             -             -

Share of operating profit of             14            1          -            -             -             -
associates
Finance costs                          (157)           -          -            -             -             -
Other finance income/(cost) -           (18)           -          -            -             1             -
pensions and similar
obligations
Share of net profit of joint              -            -          -            -             -             -
ventures
Share of net profit of                    -            -          -            -             -             -
associates
Income from other non-current             5            -          -            -            (2)            -
investments

Profit/(loss) before taxation         1 281          263          4            5            (1)            -

Taxation                               (372)         (10)        (1)          (1)            1             5

Profit/(loss) for the period            909          253          3            4             -             5

Attributable to:

Minority interests                       42            1          -            2             -             -
Shareholders' equity                    867          252          3            2             -             5



Reconciliation of profit for the third quarter ended 25 September 2004
(unaudited) Cont/...



                                         Tax       Joint  Dividends     Other       Total       Change  Restated
                               reclassifying    ventures                        effect of  relating to     under
                                      effect         and                       transition     turnover      IFRS
                                              associates                          to IFRS   definition
                                 EUR million EUR million EUR million EUR million EUR million EUR million EUR million


Turnover                                   -         (51)         -         -         (51)        (271)    9 938

Turnover of joint ventures                 -          51          -         -          51            -         -

Operating costs                            -           -          -         -         271          271    (8 245)

Share of operating profit of               -         (15)         -         -         (15)           -         -
joint ventures

Operating profit/(loss)                    -         (15)         -         -         256            -     1 693

Share of operating profit of               -         (15)         -         -         (14)           -         -
associates
Finance costs                              -          12          -         -          12            -      (145)
Other finance income/(cost)-               -           -          -         -           1            -       (17)
pensions and similar
obligations
Share of net profit of joint               -          13          -         -          13            -        13
ventures
Share of net profit of                     -           -          -         -           -            -         -
associates
Income from other                          -           -          -         -          (2)           -         3
non-current investments

Profit/(loss) before                       -          (5)         -         -         266            -     1 547
taxation

Taxation                                   -           5          -         -          (1)           -      (373)

Profit/(loss) for the period               -           -          -         -         265            -     1 174

Attributable to:

Minority interests                         -           -          -         -           3            -        45
Shareholders' equity                       -           -          -         -         262            -     1 129






Reconciliation of equity at 25 September 2004
(unaudited)
                                 Previously Goodwill and   Software   Biological  Pensions and  Deferred tax
                                   reported   indefinite                  assets       similar   restatement
                                  under old        lived                           obligations        effect
                                       GAAP   intangible
                                                  assets
                               EUR million   EUR million  EUR million EUR million  EUR million   EUR million

Non-current assets

Goodwill                             13 011          617          -            -             -             -
Intangible assets                     4 116          927        135            -             -             -
Property, plant and equipment         6 598            -          -          (39)            -             -
Biological assets                         -            -          -           35             -             -
Joint ventures and associates            77            -          -            -             -             -
Other non-current investments           152            -          -            -           185             -
Pension asset for funded                543            -          -            -           (52)            -
schemes in surplus
Trade and other receivables           1 011            -          -            -             -             -
due after more than one year
Deferred tax assets                       -            -          -            -             -             -
Total non-current assets             25 508        1 544        135          (4)           133             -

Current assets

Inventories                           4 182            -          -            -             -             -
Trade and other receivables           5 203            -          -            -             -             -
due within one year
Financial assets                        951            -          -            -             -             -
Cash and cash equivalents             1 716            -          -            -             -             -
Total current assets                 12 052            -          -            -             -             -

Current liabilities

Creditors due within one year       (14 787)           -          -            -             -             -
Borrowings                           (5 677)           -          -            -             -             -
Trade and other payables             (9 110)           -          -            -             -             -
Current tax liabilities                   -            -          -            -             -             -
Net current assets/                  (2 735)           -          -            -             -             -
(liabilities)
Total assets less current            22 773        1 544        135           (4)          133             -
liabilities

Non-current liabilities

Creditors due after more than         9 489            -          -            -             -             -
one year
Borrowings                            8 692            -          -            -             -             -
Trade and other payables                797            -          -            -             -             -
Provisions for liabilities and          819           (5)         -            -             -             -
charges (excluding pensions
and similar obligations)
Restructuring and other                 794            -          -            -             -             -
provisions
Interest in associates                   25           (5)         -            -             -             -
Liabilities for pensions and          4 306            -          -            -           167             -
similar obligations
Pension liability for funded          1 629            -          -            -            13             -
schemes in deficit
Pension liability for unfunded        2 677            -          -            -           154             -
schemes
Deferred tax liabilities                609           14         42            -           (10)        1 153
Total non-current liabilities        15 223            9         42            -           157         1 153

Equity

Called up share capital                 642            -          -            -             -             -
Share premium account                 1 534            -          -            -             -             -
Other reserves                       (2 815)           -          -            -             -             -
Retained profit                       7 818        1 533         92           (4)          (24)       (1 153)
Total shareholders' equity            7 179        1 533         92           (4)          (24)       (1 153)
Minority interests                      371            2          1            -             -             -
Total equity                          7 550        1 535         93           (4)          (24)       (1 153)
Total capital employed               22 773        1 544        135           (4)          133             -

Reconciliation of equity at 25 September 2004
(unaudited) Cont/...
                                            Tax        Joint   Dividends      Other Total effect   Restated
                                  reclassifying ventures and                                  of      under
                                         effect   associates                          transition       IFRS
                                                                                         to IFRS
                                   EUR million  EUR million  EUR million EUR million EUR million EUR million

Non-current assets

Goodwill                                      -            -           -          -          617     13 628
Intangible assets                             -            -           -          -        1 062      5 178
Property, plant and equipment                 -            -           -        (51)         (90)     6 508
Biological assets                             -            -           -          -           35         35
Joint ventures and associates                 -            -           -          -            -         77
Other non-current investments                 -            -           -        387          572        724
Pension asset for funded                    256            -           -          -          204        747
schemes in surplus
Trade and other receivables                (800)           -           -         51         (749)       262
due after more than one year
Deferred tax assets                       1 305            -           -          -        1 305      1 305
Total non-current assets                    761            -           -        387        2 956     28 464

Current assets

Inventories                                   -            -           -         (2)          (2)     4 180
Trade and other receivables                   -            -           -       (385)        (385)     4 818
due within one year
Financial assets                              -            -           -         54           54      1 005
Cash and cash equivalents                     -            -           -        (54)         (54)     1 662
Total current assets                          -            -           -       (387)        (387)    11 665

Current liabilities

Creditors due within one year               859            -         613          -        1 472    (13 315)
Borrowings                                    -            -           -          -            -     (5 677)
Trade and other payables                    859            -         613          -        1 472     (7 638)
Current tax liabilities                    (859)           -           -          -         (859)      (859)
Net current assets/                           -            -         613       (387)         226     (2 509)
(liabilities)
Total assets less current                   761            -         613          -        3 182     25 955
liabilities

Non-current liabilities

Creditors due after more than                 -            -           -          -            -      9 489
one year
Borrowings                                    -            -           -          -            -      8 692
Trade and other payables                      -            -           -          -            -        797
Provisions for liabilities and                -            -           -          -           (5)       814
charges (excluding pensions
and similar obligations)
Restructuring and other                       -            -           -          -            -        794
provisions
Interest in associates                        -            -           -          -           (5)        20
Liabilities for pensions and              1 444            -           -          -        1 611      5 917
similar obligations
Pension liability for funded                645            -           -          -          658      2 287
schemes in deficit
Pension liability for unfunded              799            -           -          -          953      3 630
schemes
Deferred tax liabilities                   (683)           -           -          -          516      1 125
Total non-current liabilities               761            -           -          -        2 122     17 345

Equity

Called up share capital                       -            -           -          -            -        642
Share premium account                         -            -           -          -            -      1 534
Other reserves                                -            -           -          -            -     (2 815)
Retained profit                               -            -         613          -        1 057      8 875
Total shareholders' equity                    -            -         613          -        1 057      8 236
Minority interests                            -            -           -          -            3        374
Total equity                                  -            -         613          -        1 060      8 610
Total capital employed                      761            -         613          -        3 182     25 955




INTERIM DIVIDENDS

The Boards have declared interim dividends in respect of 2005 on the ordinary shares at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Unilever N.V.
Per ordinary share EUR 0.66 (2004: EUR 0.63)

Unilever PLC
Per ordinary share 6.77p (2004: 6.33p)

The NV interim dividend will be payable as from 2 December 2005, to shareholders registered at close of business on the record date of 3 November 2005.

The PLC interim dividend will be paid on 2 December 2005, to shareholders registered at close of business on the record date of 18 November 2005.

Dividend on New York shares of NV

The NV interim dividend, when converted at the Euro/Dollar European Central Bank rate of exchange on 2 November 2005, represents US $ 0.791472 per New York Share of EUR 0.51* (2004: US $ 0.805392) before deduction of Netherlands withholding tax. The New York shares of NV will go ex-dividend on 4 November 2005; US dollar checks for the interim dividend, after deduction of Netherlands withholding tax at the appropriate rate, will be mailed on 1 December 2005, to holders of record of New York shares at the close of business on 8 November 2005. The interim dividend will be payable on 2 December 2005.

*This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.'s Articles of Association.

Dividend on American Depositary Receipts of PLC

Each American Depositary Receipt of PLC represents four 1.4p ordinary shares of PLC. The PLC interim dividend will therefore be 27.08p per American Depositary Receipt. When converted at the Bank of England sterling/dollar rate of exchange on 2 November 2005, the interim dividend for holders resident in the US will therefore be US $ 0.4779 per American Depositary Receipt (2004: US $ 0.4654).

The American Depositary Receipts of PLC will go ex-dividend on 16 November 2005; US dollar checks for the interim dividend will be mailed on 1 December 2005 to holders of record of American Depositary Receipts at the close of business on 18 November 2005. The interim dividend will be payable on 2 December 2005.

EARNINGS PER SHARE
(unaudited)

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of GBP1 = EUR5.445, in accordance with the Equalisation Agreement.

The calculations of diluted earnings per share are based on (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR 0.05 NV preference shares; (iii) the exercise of share options by employees.

Earnings per share from total operations for the nine months
                                                      2005        2004

Combined EPS                                      Thousands of units
Average number of combined share units of EUR 0.51   973 408     963 943
Average number of combined share units of 1.4p     6 489 387   6 426 284

                                                       EUR million
Net profit attributable to shareholders' equity      3 082       2 899
Less: preference dividends                             n/a         (21)
Net profit attributable to shareholders' equity
for basic earnings per share calculation             3 082       2 878


Combined EPS per EUR 0.51 (Euros)                     3.17        2.99
Combined EPS per 1.4p (Euro cents)                   47.49       44.79

Combined EPS - Diluted                            Thousands of units
Adjusted average number of combined share units
of EUR0.51                                         1 005 103   1 010 005
Adjusted average number of combined share units
of 1.4p                                            6 700 687   6 733 365


                                                       EUR million
Adjusted net profit attributable to
shareholders' equity                                   3 085       2 893


Combined diluted EPS per EUR 0.51 (Euros)               3.07        2.87
Combined diluted EPS per 1.4p (Euro cents)             46.03       42.98

Combined EPS - American shares
Combined EPS per EUR 0.51 NV New York Share            $3.99       $3.66
Combined EPS per 5.6p PLC American Depositary          $2.39       $2.20
Receipt

Combined diluted EPS per EUR 0.51 NV New York          $3.87       $3.51
Share
Combined diluted EPS per 5.6p PLC American
Depositary Receipt                                     $2.32       $2.11


DATES
The results for the fourth quarter and for the year 2005 and the proposed final dividends will be published on Thursday 9 February 2006.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010
Internet: www.unilever.com
E-mail: press-office.london@unilever.com
3 November 2005